UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

 Commission File Number 001-35991

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

October 10, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information

Dear Sirs:

According to Article 28 of the Peruvian Securities Market Law, approved by the Supreme Decree No. 093-2002-EF, and the Regulation of Relevant Notices and Reserved Information, approved by SMV Resolution No. 005-2014-SM/01, we hereby inform as relevant information the following:

By means of a meeting of the Board of Directors of Graña y Montero S.A.A. (the “Company”), held on the date hereof, the Board has unanimously approved the following:

1.
To convene a general shareholders meeting to be held on first call on November 6, 2018, at 10:30 hours; on second call on November 12, 2018, at 10:30 hours; and on third call on November 16, 2018, at 10:30 hours, in all cases, at the corporate address of the Company located at Av. Petit Thouars No. 4957, Miraflores, Lima, to discuss the following agenda:

a.	Capital increase due to cash funds flows and, consequently, amendment of the Company’s bylaws.
b.	Preemptive rights, pursuant to the provisions set forth in the Peruvian law.
c.	Private placement by the Company, of the common shares not subscribed after the aforesaid preemptive right process set forth by the Peruvian law.
d.	Delegation and granting of powers of attorney to formalize the resolutions of the general shareholders meeting.

2.	To request that the shareholders meeting approve the use of the funds from the capital increase to strength the balance sheet of the Company and/or its subsidiaries.

3.
To request that the shareholders meeting approve that the capital increase shall not exceed the issuance of 211,864,407 (Two hundred eleven million eight hundred sixty-four thousand four hundred seven) new common shares with voting right of the Company; and that the purchase price per common share in the issuance of the preemptive rights and the private placement shall not be less than US$ 0.6136 (Zero and 6136/10000 Dollars of the United States of America).

4.
To request that the shareholders meeting approve the delegation to the Board of Directors of the power, subject to point 3 above, to: (i) determine the purchase price per share for purposes of the issuance of the preemptive rights and the private placement; (ii) determine the terms and conditions for the granting of the preemptive rights pursuant to applicable law, including the record and delivery dates and the period during which the corresponding certificates of such rights may be traded; (iii) determine the exchange rate for the conversion of any amounts from Dollars of the United States of America to Peruvian Soles, considering market information; (iv) determine the form of issuance of the common shares to be issued, as permitted by applicable law, and determine if provisional shares certificates will be issued; (v) determine the amount of the capital increase; (vi) determine the terms of the private placement and the sale of the common shares in connection therewith; (vii) determine the new wording of Article 5 of the corporate bylaws, to reflect the results of the preemptive rights process and the private placement; and (viii) delegate to management the power to approve any the terms and conditions of the capital increase and the private placement without further consent from the Board of Directors or the general shareholders meeting; and (ix) approve, determine or execute any other ancillary act that may be deemed to be convenient or necessary in order to conduct and consummate the capital increase and the private placement without further consent from the shareholders meeting.

5.
To inform the shareholders meeting that the preemptive rights to subscribe for common shares of the Company issuable in connection with the capital increase to be approved, as well as the common shares issuable upon the exercise of such preemptive rights, have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state or other jurisdiction outside of Peru.

And that, therefore, such preemptive rights are being made available pursuant to applicable Peruvian law only in Peru and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in, into or within the United States under applicable U.S. securities laws or other jurisdictions where prohibited. The common shares issuable upon exercise of such rights may not be offered, sold or subscribed for, directly or indirectly, except in a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933, as amended.

This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States or to U.S. persons.

GENERAL SHAREHOLDERS MEETING
November 6, 2018

FIRST MOTION FOR RESOLUTION

Capital increase due to cash fund flows and, consequently, amendment of the Company’s bylaws
Recitals:

WHEREAS, the Board of Directors meeting on October 10, 2018, requested that the General Shareholders Meeting approves:

a)	That a capital increase is made and to use the funds from said capital increase to strength the balance sheet of the Company and/or its subsidiaries

b)
That the capital increase shall not exceed the issuance of 211,864,407 (Two hundred eleven million eight hundred sixty-four thousand four hundred seven) new common shares with voting right of the Company; and that the purchase price per common share in the issuance of the preemptive rights and the private placement shall not be less than US$ 0.6136 (Zero and 6136/10000 Dollars of the United States of America).

c)	To delegate to the Board of Directors (“Board”) the power to determine the purchase price per share, following terms of paragraph b) above.

d)
To delegate to the Board the power to determine the terms and conditions for the granting of the preemptive rights pursuant to applicable law, including the record and delivery dates and the period during which the corresponding certificates of such rights may be traded.

e)
To delegate to the Board the power to determine the exchange rate for the conversion of the capital increase amounts from Dollars of the United States of America to Peruvian Soles, considering market information.

f)
To delegate to the Board the power to determine the form of issuance of the common shares to be issued as a consequence of the capital increase as permitted by applicable law and whether to issue provisional certificates.

g)
To delegate to the Board the power to determine the amount of the capital increase, after the preemptive rights process and the eventual private placement of unsubscribed common shares, according to what it is proposed in Motion No. 3.

h)
To delegate to the Board the power to determine the new wording of the Article 5 of the corporate bylaws, to reflect the results of the preemptive rights process and the eventual private placement of unsubscribed common shares, according to what it is proposed in Motion No. 3.

i)
To delegate to the Board of Directors, and authorize such corporate body to delegate to the management, any other authority or power of attorney that may be deemed to be convenient or necessary in order to conduct and consummate the capital increase without further consent from the general shareholders meeting.

Motion for resolution:

NOW, THEREFORE, approve the following in respect of the capital increase:

(i)	Increase the capital to fund cash flows, on the terms suggested by the Board of Directors; and,

(ii)
Delegate in the Board of Directors sufficient powers of attorney to, subject to the suggestions described from a) to i) above: (a) determine the purchase price per share; (b) determine the terms and conditions for the granting of the preemptive rights pursuant to applicable law, including the record and delivery dates and the period during which the corresponding certificates of such rights may be traded; (c) determine the exchange rate for the conversion of the capital increase amounts from of the Dollars United States of America to Peruvian Soles, considering market information; (d) determine the form of issuance of the common shares to be issued, as permitted by applicable law and whether to issue provisional shares certificates; (e) determine the amount of the capital increase, after the preemptive rights process and the eventual private placement of unsubscribed common shares, and the terms of the private placement, according to what it is proposed in Motion No. 3; (f) determine the new wording of Article 5 of the corporate bylaws, to reflect the results of the preemptive rights process and the eventual private placement of unsubscribed common shares, according to what it is proposed in Motion No. 3; and (g) approve, determine or execute, and delegate to the management the faculties to approve, determine or execute, any other ancillary act that may be deemed to be convenient or necessary in order to conduct and consummate the capital increase without further consent from the general shareholders meeting.

SECOND MOTION FOR RESOLUTION

Preemptive rights, pursuant to the provisions set forth in the Peruvian law
Recitals:

WHEREAS, pursuant to article 207 of the Peruvian Companies Law, Law No. 26887, and article 101 of the Peruvian Securities Market Law, which unified and restated text was approved by Supreme Decree No. 093-2002-EF, as a consequence of a capital increase, the Company´s shareholders hold preemptive rights over new issued shares, pro-rata of their current shareholding.

WHEREAS, pursuant to article 208 of the Peruvian Companies Law, Law No. 26887, and article 106 of the Peruvian Stock Exchange Law, approved by Supreme Decree No. 093-2002-EF, the preemptive rights shall be executed in at least two legal rounds, in accordance with the process to be determined by the General Shareholders Meeting or by the Board of Directors.

WHEREAS, pursuant to article 209 of the Peruvian Companies Law, Law No. 26887, article 102 of the Peruvian Stock Exchange Law, approved by Supreme Decree No. 093-2002-EF, and articles 258, 259 and 260 of the Peruvian Securities Law, Law No. 27287, the preemptive rights shall be incorporated in securities, named “Certificates of Preemptive Rights” (Certificados de Suscripción Preferente), which can be freely traded -fully or partially- and which grants to their holders the preemptive right to subscribe common shares, in the terms and conditions to be established by the General Shareholders Meeting or by the Board of Directors.

WHEREAS, articles 105 and 108 of the Peruvian Stock Exchange Law, approved by Supreme Decree No. 093-2002-EF, contain complementary provisions that must be observed in relation to the certificates of preemptive rights to be issued.

WHEREAS, by means of the Board of Directors on October 10, 2018, the Board informed that the Certificates of Preemptive Rights to subscribe for common shares of the Company issuable in connection with the capital increase, as well as the common shares issuable upon the exercise of such preemptive rights, have not been and not will be registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state or other jurisdiction outside of Peru.

WHEREAS, the Board clarified that such Certificates of Preemptive Rights are being made available pursuant to a mandate included in the applicable Peruvian law (Peruvian Companies Law, Law No. 26887, Peruvian Securities Market Law and Peruvian Securities Law) only in Peru and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in, into or within the United States under applicable U.S. securities laws or other jurisdictions where prohibited. The common shares issuable upon exercise of such rights may not be offered, sold or subscribed for, directly or indirectly, except in a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933, as amended.

WHEREAS, the Board clarified that this motion for resolution is not an offer to sell or a solicitation of an offer to buy any securities in the United States of America or to persons of the United States of America.

Motion for resolution:

NOW, THEREFORE, determine the following in relation with the preemptive rights generated by the capital increase to be approved:

(i)
That the preemptive rights shall be executed in two legal rounds, in the terms set forth by the Peruvian Companies Law, Law No. 26887, the Peruvian Securities Market Law, unified and restated text approved by Supreme Decree No. 093-2002-EF, and the Peruvian Securities Law, Law No. 27287 and those set forth in Motion No. 1; and,

(ii)
That the Preemptive Rights to subscribe for common shares of the Company issuable in connection with the capital increase, as well as the common shares issuable upon the exercise of such preemptive rights, are issued in order to comply with a mandate included in the aforementioned Peruvian laws and will not be registered nor offered in the United States of America or to Persons of the United States of America, in accordance with the terms set forth by the Board of Directors.

THIRD MOTION FOR RESOLUTION

Private placement by the Company, of the common shares not subscribed after the aforesaid preemptive right process set forth by the Peruvian law

Recitals:

WHEREAS, pursuant to article 208 of the Peruvian Companies Law, Law No. 26887, the General Shareholders Meeting or the Board of Directors shall establish the procedure to be followed in case there remain unsubscribed common shares after the end of legal rounds of the preemptive right process.

WHEREAS, by means of the Board of Directors ended on October 10, 2018, the Board suggested that, after the end of legal rounds set forth by article 208 of the Peruvian Companies Law, Law No. 26887 and article 106 of the Peruvian Securities Market Law, unified and restated text approved by Supreme Decree No. 093-2002-EF, the common shares that remain unsubscribed are subject to private placement by the Company.

WHEREAS, the Board of Directors suggested that the General Shareholders Meeting delegate in the Board of Directors sufficient powers of attorney to negotiate the terms under which the private placement shall be made, to establish the conditions of the private placement, to establish the exchange rate for the conversion of any amounts from Dollars of the United States of America to Peruvian Soles, to define the form of issuance of the shares to be issued, to delegate in the management faculties to approve the terms and conditions of the private placement, as well as any other power of attorney that may be deemed necessary in order to execute the private placement.

Motion for resolution:

NOW, THEREFORE, approve the following in relation with the common shares that remain unsubscribed after the preemptive right process set forth by the Peruvian law:

(i)	That common shares that remain unsubscribed after the legal rounds set forth by Peruvian law, are subject to private placement by the Company; and,

(ii)
To delegate to the  Board of Directors the power to: (a) to determine the terms and conditions of the private placement and its negotiation, including the purchase price per share (which shall be equal or higher than the placement price for the preemptive rights, as described in paragraph b) of Motion No. 1); (b) to determine the exchange rate for the conversion of any amounts from Dollars of the United States of America to Peruvian Soles, considering market information; (c) to determine the form of issuance of the common shares to be issued as part of the private placement, as permitted by applicable law and whether to issue provisional shares certificates; (d) approve, determine or execute, and authorize such corporate body to delegate to the management the faculties to approve, determine or execute, any other ancillary act that may be deemed to be convenient or necessary in order to conduct and consummate the private placement without further consent from the general shareholders meeting.

FOURTH MOTION FOR RESOLUTION

Delegation and granting of powers of attorney to formalize the resolutions of the general shareholders meeting

Motion for Resolution:

Delegate and grant sufficient powers of attorney to certain of the Company’s officers, so that they, on behalf of the Company, execute any and all public and private documents necessary for the adoption, formalization and registration of all adopted resolutions herein.

Sincerely,

___________________________

/s/ Luis Francisco Diaz Olivero
Stock Market Representative
 Graña y Montero S.A.A.

The rights to subscribe for common shares of Graña y Montero S.A.A. referred to herein, and the common shares issuable upon the exercise of such rights, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or under the securities laws of any state or other jurisdiction outside of Peru. Such rights are being made available pursuant to applicable Peruvian law only in Peru and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in, into or within the United States under applicable U.S. securities laws or other jurisdictions where prohibited. Such rights and the common shares issuable upon exercise of such rights may not be offered, sold or subscribed for except in a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act.

This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States or to U.S. persons.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
 Date: October 10, 2018